March 1, 2013

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Caroline Kim and Sirimal Mukerjee, Staff Attorneys

Dear Ms. Kim and Mr. Mukerjee:

On behalf of Recon Technology, Ltd (the “Company”), we hereby provide responses to the comments raised in that certain letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company dated February 15, 2013. For the Staff’s convenience, we have included the Staff’s comment verbatim above our response.

Form 10-K for Fiscal Year Ended June 30, 2012

Business, page 1

1.	We note your disclosure at page 12 relating to the Catalogue of Industries for Guiding Foreign Investment (Revised 2007). Please update your disclosure to address the effects, if any, on your business in respect of the revised Catalogue promulgated in December 2011.

The Company confirms that it will update its disclosure in future filings to reflect the current version of the Catalogue of Industries for Guiding Foreign Investment. The December 2011 revised Catalogue has not affected the Company’s business, as it did not reclassify or otherwise change the treatment of the industry in which the Company operates. The revised disclosure will be as follows, subject to any changes in applicable government regulations and interpretations:

Regulations on Foreign Investment in Automation Service Industry and Oil Exploration and Extraction Industry in PRC. In accordance with the Catalogue of Industries for Guiding Foreign Investment (Revised 2011), the oil and gas automation service industries are in the catalogue of permitted industries, and thus there are no restrictions on foreign investment in such industry. In addition the following industries are encouraged for foreign investment in China:

•	Manufacturing of equipment for oil prospecting, well drilling, and centralized transportation: floating well drilling system and floating production system operating at a water depth over 500m, seabed oil extraction & centralized transportation equipment operating at a water depth over 600m, deep-water oil driller with winch power over 3000KW, top driving power over 850KW and drilling pump power over, land-based oil driller & desert-based oil driller for drilling wells deeper than 9000m, 80 ton or bigger reciprocating piston compressor for use in oil refineries with a capacity of 10 million tons/year, CNC oil well measuring instrument, and oil drilling mud-hole equipment.
•	Exploration and exploitation of oil and natural gas with venture capital (limited to equity joint ventures and cooperative joint ventures);
•	Development and application of new technologies that increase the recovery ratio of crude oil (limited to equity joint ventures and cooperative joint ventures);
•	Development and application of new oil exploration and exploitation technologies such as geophysical exploration, drilling, well logging, and downhole operation, etc. (limited to cooperative joint ventures); and
•	Exploration and development of unconventional oil resources such as oil shale, oil sands, heavy oil, and excess oil (limited to cooperative joint ventures).

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 16

2.	On page 11, you disclose that for fiscal years 2012 and 2011, you spent ¥6,533,419 ($1,033,818) and ¥3,078,391, respectively, on research and development activities. To the extent applicable, please expand your discussion to describe the general purpose of any capital commitments and anticipated sources of funding for such activities. Refer to Item 303(a) of Regulation S-K.

The Company acknowledges the comment and will provide such information to the extent applicable in future filings. For the fiscal years ended June 30, 2012 and 2011, the Company did not have any material capital commitments and, as such, did not discuss the general purpose or anticipated sources of funding for such activities, per Item 303(a)(2) of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence, page 37

3.	Expand this section to discuss the various contractual arrangements among your entities and founders, as described in Note 1 to your financial statements.

The Company acknowledges the comment and confirms that it will expand the discussion as requested in future filings. The revised disclosure will be as follows, subject to any changes that may be necessary given any changed circumstances to ensure that such disclosure remains accurate.

Transactions with Related Persons

Company Ownership and Basis of Consolidation

Recon Technology, Ltd (the “Company”) was incorporated under the laws of the Cayman Islands on August 21, 2007 by Mr. Yin Shenping, Mr. Chen Guangqiang and Mr. Li Hongqi (the “Founders”) as a company with limited liability. Through December 15, 2010, the Company conducted its business through the following PRC legal entities that were consolidated as variable interest entities (“VIEs”) and operate in the Chinese oilfield equipment & service industry:

•	Beijing BHD Petroleum Technology Co., Ltd. (“BHD”),
•	Nanjing Recon Technology Co., Ltd. (“Nanjing Recon”), and
•	Jining ENI Energy Technology Co., Ltd. (“ENI”)

Chinese laws and regulations currently do not prohibit or restrict foreign ownership in petroleum businesses. However, Chinese laws and regulations do prevent direct foreign investment in certain industries. On January 1, 2008, to protect the Company’s shareholders from possible future foreign ownership restrictions, the Founders, who also held the controlling interest of BHD, Nanjing Recon and ENI, reorganized the corporate and shareholding structure of these entities by entering into certain exclusive agreements with Recon-JN, which entitles Recon-JN to receive a majority of the residual returns. On May 29, 2009 Recon-JN and BHD, Nanjing Recon, and ENI entered into an operating agreement to provide full guarantee for the performance of such contracts, agreements or transactions entered into by BHD, Nanjing Recon, and ENI. As a result of the new agreement, Recon-JN absorbs 100% of the expected losses and receives 90% of the expected gains of BHD, Nanjing Recon, and ENI, which resulted in Recon-JN being the primary beneficiary of these Companies.

Recon-JN also entered into Share Pledge Agreements with the Founders, who pledged all their equity interest in these entities to Recon-JN. The Share Pledge Agreements, which were entered into by each Founder, pledged each of the Founders’ equity interest in BHD, Nanjing Recon, and ENI as a guarantee for the service payment under the Service Agreement.

The Service Agreement, entered into on January 1, 2008, between Recon-JN and BHD, Nanjing Recon, and ENI, states that Recon-JN will provide technical consulting services to BHD, Nanjing Recon, and ENI in exchange for 90% of their annual net profits as a service fee, which is to be paid quarterly.

In addition, Recon-HK entered into Option Agreements to allow Recon-HK to acquire the Founders’ interest in these entities if or when permitted by the PRC laws.

Based on these exclusive agreements, the Company consolidated BHD, Nanjing Recon and ENI (through December 15, 2010 only) as VIEs as required by Accounting Standards Codification (“ASC”) Topic 810, Consolidation because the Company was the primary beneficiary of the VIEs. On December 16, 2010, ENI was deconsolidated from the Company and ceased to be a VIE of the Company after the Company’s Audit Committee concluded that, in light of a December 16, 2010 change in the equity ownership of ENI, the Company ceased to have the power to direct the activities of ENI. From December 16, 2010 onward, therefore, the Company conducted its business through, and only consolidated as variable interest entities, the two entities of BHD and Nanjing Recon. Following the deconsolidation of ENI in December 2010, management makes ongoing reassessment of whether Recon-JN is the primary beneficiary of BHD and Nanjing Recon.

Historical Ownership of VIEs

On August 28, 2000, a Founder of the Company purchased a controlling interest in BHD which was organized under the laws of the PRC on June 29, 1999. Through December 15, 2010, the Founders held 67.5% ownership in BHD. From December 16, 2010 to June 30, 2012, Messers. Yin Shenping and Chen Guangqiang held 86.24% ownership interest of BHD. BHD is combined with the Company through the date of the exclusive agreements, and is consolidated following January 1, 2008, the date of the agreements based on ASC Topic 810. The Company allocates profits and losses 90% and 100%, respectively, based upon the control agreements. Profits allocated to the minority interest are the remaining amount (10%).

On July 4, 2003, Nanjing Recon was organized under the laws of the PRC. On August 27, 2007, the Founders of the Company purchased a majority ownership of Nanjing Recon from a related party who was a majority owner of Nanjing Recon. Through December 15, 2010, the Founders held 80% ownership interest in Nanjing Recon. From December 16, 2010 to June 30, 2012, Messers. Yin Shenping and Chen Guangqiang held 80% ownership interest of Nanjing Recon. Nanjing Recon is combined with the Company through the date of the exclusive agreements, and is consolidated following January 1, 2008, the date of the agreements based on ASC Topic 810. The Company allocates profits and losses 90% and 100%, respectively, based upon the control agreements. Profits allocated to the non-controlling interest are the remaining amount (10%).

On January 21, 2003, ENI was organized under the laws of the PRC. On December 16, 2010 in light of the change of the ownership in ENI, the Company ceased to have the power to direct the activities of ENI which most significantly impact its economic performance as of that date. As a result, ENI ceased to be a VIE of the Company on December 16, 2010. Founders of the Company owned a controlling interest of ENI through December 15, 2010 by holding 80% ownership interest in ENI. However, from December 16, 2010 to June 30, 2012, the Founders did not own any interest in ENI. Based on ASC Topic 810, ENI was combined and consolidated with the Company from January 1, 2008, the date of the exclusive agreements, through December 15, 2010 when the Company ceased to have control over ENI. From January 1, 2008 through December 15, 2010, the Company allocated profits and losses 90% and 100%, respectively, based upon the control agreements. Profits allocated to the non-controlling interest were the remaining amount (10%).

Relationships with Unconsolidated Companies

Because we do not have access certification to Jidong Oilfield, Nanjing Recon, one of our Domestic Companies, conducted transactions with Jidong Oilfield through Beijing Yabeinuoda Technology Development Co. Ltd. (“Yabeinuoda), which has access certification to the oilfield and wherein Mr. Yin is the legal representative. Mr. Yin does not have any equity interest in this company currently. In the year ended June 30, 2012, Nanjing Recon sold ¥7,909,994 ($1,251,641) of goods and services to Yabeinuoda.  During the same period, Nanjing Recon has accounts receivables from Yabeinuoda in the amount of ¥21,757,039($3,442,733) as of June 30, 2012, and ¥1,290,000 ($204,124) was received as of September 28, 2012. Below is a summary of trade accounts receivable with related parties as of June 30, 2011 and 2012, respectively.

One of the owners of BHD, one of our Domestic Companies, is a 2.06% minority owner of Beijing Aerda Oil Technology Co. Ltd. (“Aerda”). The trade accounts receivable from Aerda was generated primarily from the sale of equipment for oil and gas production.

	June 30, 2011	June 30, 2012	June 30, 2012
	RMB	RMB	U.S. Dollars
Beijing Yabei Nuoda Science and Technology Co. Ltd.	¥23,077,900	¥21,757,039	$3,442,733
Beijing Aerda Oil Technology Co. Ltd.	3,090,000	-	-
	¥26,167,900	¥21,757,039	$3,442,733

Allowance for doubtful accounts	(184,728)	(1,362,290)	(215,563)
Trade accounts receivable-related parties, net	¥25,983,172	¥20,394,749	$3,227,170

Nanjing Recon also made advance payments in the amount of ¥989,828 ($153,129) to one of its suppliers, Nanjing Youkong Information Technology Co. Ltd. (“Youkong”) for the year ended June 30, 2011. Mr. Yin is a 20% owner of Youkong. On January 9, 2012, Mr. Yin transferred his ownership interest to an unrelated party. Below is a summary of purchase advances to related parties as of June 30, 2011 and 2012, respectively. One of the owners of ENI and his wife collectively controlled Raytheon Energy (Group) Co., Ltd Co., Ltd.

	June 30, 2011	June 30, 2012	June 30, 2012
	RMB	RMB	U.S. Dollars
Nanjing Youkong Information Technology Co., Ltd	¥989,828	¥-	$-

Xiamen Huangsheng Hitek Computer Network Co. Ltd	-	1,093,534	173,036
Total purchase advances-related parties	¥989,828	¥1,093,534	$173,036

In addition, included in the Company’s other receivables as of June 30, 2012 were amounts “due from ENI” which represents a working capital loan to ENI. The loan balance had been in intercompany balances and was eliminated in the Company’s unaudited condensed consolidated financial statements before the deconsolidation of ENI. It was reclassified to other receivables after ENI ceased to be a VIE of the Company on December 16, 2010. In January 2012, ENI agreed to repay the loan on a determined payment schedule, and interest is accrued during the period at an annual rate of 4%. In accordance with the payment schedule, the principal plus accrued interest will be repaid over three years on a quarterly basis. The first four payments are set at RMB 1.2 million each. Accordingly, the current and non-current portion of the amount due from ENI is determined to be RMB 5,396,143 and RMB 10,302,349, respectively.

The Company entered into various agreements for the lease of office space owned by the Founders and their family members. The terms of the agreement state that the Company will lease the property for one or two years at a monthly rent of ¥84,893 with the annual rental expense at ¥1,018,720 ($161,198).

The Company owed RMB5,339,231 ($844,855) to one related party. As of June 30, 2012, BHD held 6.8% equity interest of this company.

One owner of Nanjing Recon, Mr. Yin, paid ¥133,206 and ¥292,419 ($46,271) on behalf of Recon for operating purposes as of June 30, 2011 and 2012, respectively.

The Company also had short-term borrowings from related parties. The Company borrowed ¥911,399 and ¥4,123,306 ($652,453) from the Founders, their family members and senior officers as of June 30, 2011 and 2012, respectively. Below is a summary of the Company’s short-term borrowings due to related parties as of June 30, 2012, respectively.

	June 30, 2012	June 30, 2012
Short-term borrowings due to related parties:	RMB	U.S. Dollars

Due-on-demand borrowings from Founders, no interest, matures on August 4, 2013	¥46,377	$7,338
Short-term borrowing from a Founder's family member, 6% annual interest, matures on March 20, 2013	272,895	43,182
Short-term borrowing from a Founder's family member, 6% annual interest, matured on May 4, 2012	-	-
Short-term borrowing from a Founder's family member, no interest bearing, matures on November 15, 2012	-	-
Short-term borrowing from a Founder's family member, 6% annual interest, matures on December 9, 2012	-	-
Short-term borrowing from a Founder's family member, 6% annual interest, matures on October 21, 2012	3,000,000	474,706
Short-term borrowing from a Founder's family member, 6% annual interest, matures on March 27, 2013	200,000	31,647
Short-term borrowings from Xiamen Hengda Haitian Computer Network Co. Ltd., no interest, matures on November 14, 2012	200,000	31,647
Short-term borrowings from management, 6% annual interest, matures on December 8, 2012	404,034	63,933
Total short-term borrowings due to related parties	¥4,123,306	$652,453

Other than as described herein, no transactions required to be disclosed under Item 404 of Regulation S-K have occurred since the beginning of the Company’s last fiscal year.

***

The Company is hopeful that the foregoing answers adequately address the Staff’s questions and looks forward to answering any further questions the Staff may have. You may contact me or the Company’s attorneys, Bradley Haneberg (804.771.5790) and Anthony Basch (804.771.5725) with any further questions. In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Liu Jia
Liu Jia
Chief Financial Officer